September 29, 2008 VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:   Jennifer Riegel, Esq.

Re:	Critical Therapeutics, Inc.
Registration Statement on Form S-4
File Number 333-152442
Ladies and Gentlemen:
On behalf of Critical Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 3 is being filed in response to comments contained in the letter dated September 25, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Trevor Phillips, Ph.D., the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company and by Cornerstone BioPharma Holdings, Inc. (“Cornerstone”). The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.
On behalf of the Company, we advise you as follows:
Summary, page 1
Interests of Cornerstone’s Directors and Executive Officers, page 9
1.	We note that you have included information regarding Scott Townsend in the table that discloses the ownership interests of Cornerstone’s Directors and Executive Officers. Please revise your disclosure to disclose the information regarding Scott Townsend in the section entitled “Interests of Critical Therapeutics’ Directors and Executive Officers” to clarify that Scott Townsend is currently an executive officer of Critical Therapeutics rather than Cornerstone.

Response:	The Company has revised the disclosure on pages 8, 10, 119, 120 and 126 of Amendment No. 3 in response to the Staff’s comment.

Securities and Exchange Commission
September 29, 2008

Critical Therapeutics, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 235
Financial Operations Overview, page 236
Critical Accounting Policies, page 240
Revenue Recognition, page 241
2.	Please tell us how you have recognized all of the MedImmune collaboration revenue under your proportional performance model. Such recognition infers that you have completed all research and development efforts. In addition, please disclose the process for estimating the progress of your research and development efforts, including the major drivers and assumptions used. Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your proportional performance calculation could have on financial position and operations.
The Company supplementally advises the Staff that the Company’s research obligations under the license and collaboration agreement with MedImmune ended in 2007. Since then, the Company has not performed, and in the future is not obligated to perform, any research activities under this agreement. MedImmune is now solely responsible for, and will bear all costs related to, future research, product development and commercialization activities under this agreement. To clarify this point, the Company has revised the disclosure throughout Amendment No. 3 in response to the Staff’s comment.
Company Revenue during the Research Term of the Agreement
Under the terms of the license and collaboration agreement, the Company recorded a total of $17.9 million in revenue related to the research portion of the agreement, which ran from 2003 to 2007. This amount included $12.5 million in upfront payments received in two installments of $10.0 million in late 2003 and $2.5 million in early 2004; a $1.3 million payment for a specified research milestone that was achieved in early 2005; and $4.1 million in research funding for work performed by the Company from 2003 through 2007.
The Company recognized the revenue during the research portion of the license and collaboration agreement under the proportional performance model based on the Company’s research and development costs incurred as a percentage of the Company’s total expected research and development costs over the term of such research portion. As a result, the Company recognized research revenue in 2005, 2006 and 2007 as follows:

Securities and Exchange Commission
September 29, 2008

(in thousands, except percentages)

	Total	Cumulative	Cumulative	Total	Cumulative	Revenue
	Projected	Actual	Percentage	Projected	Recognized	Recognized
	R&D Cost	R&D Cost	Complete	Revenue	Revenue	During Year
Year	(a)	(b)		(c)	(d)
2005	$6,214	$4,143	67%	$16,750	$11,168	$5,710
2006	$5,446	$5,361	98%	$17,750	$17,473	$6,305
2007	$5,446	$5,446	100%	$17,875	$17,875	$402
(a)    Amount represents total expected cost to be incurred on the research program as of December 31.
(b)    Amount represents total cumulative cost incurred from July 2003 through December 31 of each respective year.
(c)    Amount represents total projected revenue for the entire research portion of the contract as of December 31.
(d)    Amount represents total cumulative revenue recorded from July 2003 through December 31 of each respective year.
Future Company Development and Commercialization Milestone Revenue
The Company may receive, subject to the terms and conditions of the license and collaboration agreement, future payments based upon MedImmune’s achievement of development and commercialization milestones up to a maximum of $124.0 million, after taking into account payments that the Company is obligated to make to The Feinstein Institute. The Company will not record any revenue from these potential development and commercialization milestones unless and until they are achieved by MedImmune.
Background on the Company’s Application of the Proportional Performance Model for Recognizing Research Revenue
In applying the proportional performance model, the Company used an input-based approach because input measures were deemed to be reasonable surrogates for output measures. Under the agreement, the research outputs consisted of the generation of scientific data for future use by MedImmune as well as the development of monoclonal antibodies, which were deemed inadequate for use with the proportional performance method. As a result, the Company used its research costs, including employees’ salaries and benefits, laboratory supplies and third-party research consulting fees, as a reasonable surrogate for the stated outputs because the Company believed them to be directly correlated with the expected research outputs.
In determining the Company’s total expected research and development costs for the research portion of the agreement, the Company utilized the major drivers of the program, including the estimated time to complete the research phase of the program and the expected costs of personnel and materials required to complete the Company’s obligations under the research plan.

Securities and Exchange Commission
September 29, 2008

The Company supplementally advises the Staff that it has previously discussed its application of the proportional performance method for revenue recognized during the research term of the MedImmune agreement with the Staff in its response letters to the Staff dated April 22, 2004 and May 10, 2004. For the convenience of the Staff, the Company is supplementally providing copies of the relevant portions of the Company’s response letters to the Staff dated April 22, 2004 and May 10, 2004 under separate cover.
The Company believes that it has properly applied the proportional performance method for the recognition of revenue during the research term of its agreement with MedImmune using reasonable assumptions under the input method. In addition, as the research term of the Company’s agreement with MedImmune ended in 2007, the Company is no longer performing any research activities under the agreement. The Company can recognize no further revenue under that portion of the agreement. Accordingly, any changes to the assumptions used in the application of the proportional performance calculations would not affect the Company’s future financial position and operations. Because the Company has revised its disclosure to clarify that the research term of the agreement has ended, the Company respectfully submits that a “sensitivity analysis” relating to the proportional performance method for revenue recognition in this context is not material to investors and would be potentially confusing and misleading to investors. In addition, the Company notes that, in accordance with the guidance set forth in “Section V. Critical Accounting Estimates” of the Commission’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, sensitivity analysis disclosure would not be material to investors because the assumptions used are no longer subject to change.
The remaining development and commercialization milestone payments that the Company may receive will only be recognized as revenue if MedImmune is able to achieve certain milestones in the program. Because the Company has no further performance obligations related to the achievement of these milestones, any future milestone payments that the Company receives will not be accounted for by the Company under the proportional performance method. Instead, such payments will be recognized as revenue when received.

Securities and Exchange Commission
September 29, 2008

Unaudited Pro Forma Condensed Combined Financial Information, page 327
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 331
2) Purchase Price, page 331
3.	Please refer to your response to comment ten, we disagree that market prices after the announcement are not helpful. Please revise your proforma to reflect a purchase price that is determined by using the equity securities pricing over a period of time before and after the acquisition was agreed to and announced as outlined in EITF 99-12.

Response:	The Company has revised the disclosure on pages 19, 21, 328, 331 and 332 of Amendment No. 3 in response to the Staff’s comment. The Company supplementally advises the Staff that, in making these revisions, it considered the guidance in SFAS No. 141, Business Combinations (“SFAS 141”), and EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination (“EITF 99-12”). Paragraph 22 of SFAS 141 provides that “the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.” Paragraph 4 of EITF 99-12 provides that the “reasonable period of time . . . is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.”

As disclosed on pages 103 and 106 of Amendment No. 3, Cornerstone and the Company agreed to and announced Cornerstone’s proposed acquisition of the Company on May 1, 2008 after the close of trading on The NASDAQ Global Market. Because EITF 99-12 provides that the reasonable period of time be very short, such as a few days before and after the date that the acquisition is agreed to and announced, the Company has revised the pro forma disclosures to reflect a purchase price that is determined based on the average closing price of the Company’s stock for the three trading days before (4/29/08, 4/30/08 and 5/1/08) and the three trading days after (5/2/08, 5/5/08 and 5/6/08) the Company and Cornerstone agreed to and announced the proposed acquisition.
4.	Please refer to your response to comment twelve. Please revise the parenthetical disclosure of cost of product sales to reflect the amount of amortization of product rights for each period presented. An example is as follows: (exclusive of amortization of product rights of $___, $___and $___in 2007, 2006 and 2005).

Response:	The Company has revised the disclosure on pages 271, 279, 282, 284, F-55 and F-89 of Amendment No. 3 in response to the Staff’s comment.
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Securities and Exchange Commission
September 29, 2008

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6671 or facsimile at (617) 526-5000. Thank you for your assistance.
Very truly yours,
/s/ Michael J. LaCascia
Michael J. LaCascia